Exhibit 99.31

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company

HudBay Minerals Inc.

1 Adelaide Street East, Suite 2501

Toronto, Ontario

M5C 2V9

Item 2	Date of Material Change

January 23, 2009

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated through Market Wire on January 23, 2009 and subsequently filed on SEDAR.

Item 4	Summary of Material Change

HudBay Minerals Inc. (“HudBay”) announced that the Ontario Securities Commission (the “OSC”) has set aside the Toronto Stock Exchange’s (the “TSX”) December 10, 2008 decision granting conditional approval for the listing of the HudBay shares to be issued as consideration in connection with the acquisition by HudBay of all of the issued and outstanding shares of Lundin Mining Corporation (“Lundin”) pursuant to an arrangement under the Canada Business Corporations Act.

Item 5	Full Description of Material Change

On January 23, 2009, HudBay announced that the OSC has set aside the TSX’s December 10, 2008 decision granting conditional approval for the listing of the HudBay shares to be issued as consideration in connection with the acquisition by HudBay of all of the issued and outstanding shares of Lundin pursuant to an arrangement under the Canada Business Corporations Act.

The OSC determined in its decision that HudBay shareholder approval of the acquisition of Lundin by HudBay is required as a condition to the listing of the additional common shares of HudBay, and has prohibited HudBay from issuing any securities in connection with the acquisition without HudBay having first obtained the approval of a simple majority of the votes cast by HudBay shareholders entitled to vote at a duly convened special meeting of its shareholders.

HudBay is reviewing the OSC decision with its legal advisors.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

H. Maura Lendon, Vice-President and General Counsel of HudBay, (416) 362-2335

Item 9	Date of Report

February 6, 2009

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This material change report contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, information concerning the proposed business combination between HudBay and Lundin (the “Transaction”) and matters relating thereto. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Assumptions upon which such forward-looking information is based include, without limitation, that the shareholders of HudBay will approve the Transaction, that all required third party, court, regulatory and governmental approvals to the Transaction will be obtained and all other conditions to completion of the Transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007 for HudBay available at www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

This material change report and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.